

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 17, 2017

Darcy Bomford
Chief Executive Officer
True Leaf Medicine International Ltd.
100 Kalamalka Lake Road, Unit 32
Vernon, British Columbia V1T 9G1
Canada

> **Re:** **True Leaf Medicine International Ltd**
> **Offering Statement on Form 1-A**
> **Filed February 21, 2017**
> **File No. 024-10679**

Dear Mr. Bomford:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

General

1.   Please revise your offering statement cover page to clarify that the per share offering price is in Canadian dollars. In addition, please clarify here and elsewhere, as appropriate, whether the payments by investors in the United States must be in Canadian dollars. If payments in United States dollars will be accepted, tell us how the exchange rate used will be computed.

Directors, Executive Officers and Significant Employees, page 52

Business Experience, 52

2.   Please expand your disclosure to briefly describe Mr. Bomford's business experience during the last five years. Refer to Item 10(c) of Form 1-A.

Compensation of Directors and Executive Officers, page 55

Director Compensation, page 58

3.   We note that the total compensation paid to directors in your director compensation table does not correspond with the total compensation paid to your directors in the executive compensation table on page 56. Please advise or revise.

Audited Consolidated Financial Statements for the Years Ended March 31, 2016 and March 31, 2015, page 72

Independent Auditor's Report, page 73

4.   Revise to obtain a report of the independent auditor which indicates that their audit was conducted in accordance with U.S. Generally Accepted Auditing Standards or with the standards of the Public Company Accounting Oversight Board (United States). The independent auditor's report should also be revised to indicate whether the financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Refer to sections (a)(2) and (c)(1)(iii) of Part F/S of Form 1-A.

Part III, Exhibits

5.   In your next amendment, please refile Exhibit 4 to include Appendix A, file a revised executed legal opinion that includes the number of shares which are being offered for sale upon which counsel is opining, and file any "testing the waters campaign" materials. In that regard, we note your Exhibit Index states that you have not launched a testing the waters campaign, but note the "testing the waters campaign" materials on your website.

Closing Comments

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources